December 3, 2007

VIA EDGAR

Mr. Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Ableauctions.com, Inc.

Form 10-KSB for the year ended December 31, 2006

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

File No. 001-15931

Dear Mr. Bonilla:

Our comments to your letter dated November 19, 2007 are below.

Form 10-KSB

Financial Statements

Note 2. Significant Accounting Policies

e) Marketable Securities

1.

We have read and considered your response to comment one relating to your presentation of trading securities in investment activities in the statements of cash flows, and your proposed amendment to the 2007 interim financial statements.   Please amend your 2006 Form 10-KSB as well to address this issue.

We will amend our 2006 Form 10-KSB and our quarterly reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007.

Form 10-QSB for the quarter ended June 30, 2007 and Note 7 in Form 10-QSB for the quarter ended September 30, 2007

Investment in Joint Venture

2.

We have read and considered your response to comment eight.  You indicate that you relied on the business scope exception in FIN 46R in your accounting for your investment in the referenced joint venture (“JV”).  Please explain to us in detail how the JV meets each of the four conditions in paragraph 4.h. of FIN 46R for this scope exception.  Also if you conclude that the JV meets those conditions, explain how it meets the definition of a business in Appendix C of FIN 46R.

As requested, we address each of the conditions in paragraph 4(h) of FIN 46R in respect to eligibility for the scope exception at issue:

(1)

The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.  However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

This condition should not apply because the entity Township Holdings Ltd. (‘Township”) is an operating joint venture under joint control of the reporting enterprise (through its wholly owned subsidiary Axion Investment Corp. (“Axion”)), and Canitalia Industries and 449991 BC Ltd.  Neither Canitalia Industries nor 449991 BC Ltd. are related to the Company or Axion.

(2)

The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

The activities of Township involve the development of a real estate project which will be sold to unrelated third parties.  These activities are conducted on behalf of the Company and Axion who will benefit from the sale of the condominiums by receiving one-third of the profits from the joint venture.

(3)

The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interest in the entity.

Axion has provided to the entity a subordinated loan which is currently in excess of such loans provided by the other two equal Township joint venture participants.  Axion has also agreed that it will be responsible for the monthly interest payments on a loan to Township from a financial institution, in the event of default by the other two venturers on required advances to Township in order to service the loan.

Axion holds one third of the equity shares of Township and under the terms of the joint venture agreement is to receive one third of the profit or loss from the real estate development being conducted by the joint venture.

Under the analysis made by the Company the fair value of the interests held by Axion in the joint venture do not exceed half of the total interests held in the joint venture by Axion and the two unrelated joint venturers, despite the larger subordinated loan and debt service agreement provided by Axion.  That view is based on the terms of the joint venture agreements which were carefully designed to protect the interests of Axion in the joint venture, in particular to ensure with reasonable assurance that Axion would not be exposed to more than one third of any losses of the joint venture.

Specifically, Axion holds a security interest in the shares of Township held by the two other joint venturers, which it may foreclose upon in the event that those other venturers default on their ongoing obligations to contribute to the joint venture.  In that circumstance, Axion may acquire these shares at a 20% discount, as defined under the agreements.

The other venturers have also provided indemnifications to Axion from any losses it may incur as a result of its investment in the joint venture, beyond the one third share intended by the design of the joint venture.

Under the joint venture agreements, Axion has a priority claim on proceeds from sale of units of the real estate project to the extent that its subordinated investment in the joint venture remains in excess of a one third interest at that time.  It is intended that most or all units of the development will be sold prior to construction.

The Company considers the hypothetical scenario in which it is exposed to more than one third of the losses of the joint venture as a result of default on obligations by the other two venturers combined with a dramatic decline in the value of the land owned by Township to be exceedingly unlikely.

(4)

The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The activities of the entity involve real estate development.

We further advise that we believe that the activities of the joint venture meet the definition of a business as contained in Appendix C of FIN 46R for the following reasons:

(1)

The joint venture activity is a self-sustaining undertaking designed to provide a return to its investors.

(2)

The real estate development activities of the joint venture are to be conducted entirely independently of the activities of the Company.  The joint venture real estate project is separate from the business activities of the Company in all aspects including the location, and the nature of the activity.

(2)

The participants in the joint venture activity, including the two unrelated venturers and the various construction contractors to be engaged in the development project have no other involvement with activities of the Company.

(3)

The assets used by the joint venture in conducting its business are entirely distinct from assets used by the Company in its other activities.  These assets included the land owned by the joint venture, as well as architectural and other plans, and development permits and other rights secured with local government.

(4)

The customers of the joint venture business will most likely be individuals otherwise having no significant connection to the Company or its other activities.

In preparing this response, Ableauctions.com, Inc. acknowledges that:

(i)

it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

Ableauctions.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr.  Jorge Bonilla, Senior Staff Accountant

Division of Corporation Finance

December 3, 2007

We look forward to your comments to this response.  We will not file amendments to our annual and quarterly reports until you confirm that our response to the SEC’s comments is satisfactory.  Upon receipt of your approval of this response, we will immediately file the amendments to the reports.

Very truly yours,

Ableauctions.com, Inc.

By:/s/ Abdul Ladha

      Abdul Ladha

      President and Chief Executive Officer